

Mail Stop 3720

June 23, 2017

Ms. Betty Yip Ho
Chief Financial Officer
Phoenix New Media Ltd
Sinolight Plaza, Floor 16 No. 4 Qiyang Road
Wangjing, Chaoyang District,
Beijing 100102
People's Republic of China

> **Re:** **Phoenix New Media Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-35158**

Dear Ms. Yip Ho:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to consolidated financial statements

8. Available-for-sale Investments, page F-29

1. We note that you have determined that your investments in Series B, Series C and Series D1 convertible redeemable preferred shares of Particle are not considered in-substance common stock and are therefore not within the scope of ASC 323 Equity Method and Joint Ventures. Also you state in your risk factor on page 7 that "Yidian Zixun is one of our most important investments in our mobile strategy. If we are unable to successfully realize the anticipated benefits from this investment or lose our option to consolidate Particle Inc. in the future, our mobile strategy and growth prospects could be materially affected." Please tell us in detail how you determined that each of these

investments do not have the risk and reward characteristics that are substantially similar to an investment in the investee's common stock. In your response please provide us with a detailed analysis of each of the factors in ASC 323-10-15-13 through 15-19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351, or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications